Exhibit 99.1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2013 and 2012 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2013, December 31, 2012 and January 1, 2012, the related statements of comprehensive income and change in equity and cash flows for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, December 31, 2012 and January 1, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and 2012, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 25, 2014

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2013		December 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$11,590,905	3	$26,569,111	6	$20,833,240	5
Financial assets at fair value through profit or loss (Notes 3 and 7)	—	—	2,702	—	6,094	—
Available-for-sale financial assets (Notes 3 and 8)	—	—	2,190,392	1	1,974,606	1
Held-to-maturity financial assets (Notes 3 and 9)	4,264,104	1	4,250,146	1	1,201,301	—
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	21,647,860	5	22,789,253	5	20,526,988	5
Accounts receivable from related parties (Note 34)	676,870	—	1,668,584	—	867,782	—
Inventories (Notes 3, 4, and 11)	1,940,305	—	1,905,698	1	1,451,778	—
Prepayments (Notes 12 and 34)	1,655,940	—	1,718,203	—	1,668,257	—
Other current monetary assets (Notes 13 and 24)	3,652,337	1	23,746,341	6	42,363,684	10
Other current assets (Note 19)	3,600,113	1	4,252,029	1	2,674,044	1

Total current assets	49,028,434	11	89,092,459	21	93,567,774	22

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	2,886,662	1	3,163,465	1	—	—
Financial assets carried at cost (Notes 3 and 14)	2,271,293	—	2,242,665	—	2,244,593	—
Held-to-maturity financial assets (Notes 3 and 9)	7,501,743	2	11,796,144	3	13,494,891	3
Investments accounted for using equity method (Notes 3 and 15)	12,078,536	3	11,194,049	2	12,490,019	3
Property, plant and equipment (Notes 3, 4, 16 and 34)	296,558,810	69	291,623,800	68	289,862,328	67
Investment properties (Notes 3, 4 and 17)	7,331,372	2	7,099,444	2	8,367,833	2
Intangible assets (Notes 3, 4 and 18)	44,139,498	10	5,469,109	1	5,963,011	1
Deferred income tax assets (Notes 3 and 28)	1,235,031	—	1,120,499	—	895,321	—
Prepayments (Notes 12 and 34)	2,435,609	1	2,647,335	1	2,857,720	1
Other noncurrent assets (Note 19)	4,695,978	1	4,433,188	1	3,875,992	1

Total noncurrent assets	381,134,532	89	340,789,698	79	340,051,708	78

TOTAL	$430,162,966	100	$429,882,157	100	$433,619,482	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	$—	—	$1,935	—	$3,665	—
Trade notes and accounts payable (Note 20)	12,326,921	3	10,512,771	3	11,425,662	3
Payables to related parties (Note 34)	3,978,417	1	3,780,563	1	3,456,719	1
Current tax liabilities (Notes 3 and 28)	3,807,043	1	3,096,706	1	3,336,087	1
Other payables (Note 21)	24,656,238	6	24,394,847	6	24,471,757	6
Provisions (Notes 3 and 22)	778	—	112,242	—	22,825	—
Advance receipts (Note 23)	9,025,212	2	9,603,502	2	10,538,171	2
Other current liabilities	1,598,016	—	1,557,556	—	1,944,748	—

Total current liabilities	55,392,625	13	53,060,122	13	55,199,634	13

NONCURRENT LIABILITIES
Deferred income tax liabilities (Notes 3 and 28)	94,986	—	95,116	—	108,058	—
Provisions (Notes 3 and 22)	123,463	—	44,909	—	34,002	—
Customers’ deposits (Note 34)	4,809,692	1	4,910,221	1	4,967,605	1
Accrued pension liabilities (Notes 3, 4 and 24)	5,441,091	1	4,534,483	1	2,930,765	1
Deferred revenue	3,659,029	1	3,838,854	1	3,887,813	1
Other noncurrent liabilities (Note 34)	352,257	—	511,765	—	916,326	—

Total noncurrent liabilities	14,480,518	3	13,935,348	3	12,844,569	3

Total liabilities	69,873,143	16	66,995,470	16	68,044,203	16

EQUITY
Common stock	77,574,465	18	77,574,465	18	77,574,465	18

Additional paid-in capital	184,620,065	43	190,162,430	44	190,157,537	44

Retained earnings
Legal reserve	74,819,380	17	70,828,983	16	66,122,145	15
Special reserve	2,675,894	1	2,675,894	1	2,675,894	—
Unappropriated earnings	20,744,024	5	21,483,854	5	29,016,482	7

Total retained earnings	98,239,298	23	94,988,731	22	97,814,521	22

Other adjustments	(144,005)	—	161,061	—	28,756	—

Total equity	360,289,823	84	362,886,687	84	365,575,279	84

TOTAL	$430,162,966	100	$429,882,157	100	$433,619,482	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Years Ended December 31
	2013		2012
	Amount	%	Amount	%

REVENUES (Notes 26 and 34)	$194,172,517	100	$191,542,686	100

OPERATING COSTS (Notes 11 and 34)	119,007,191	62	117,700,311	61

GROSS PROFIT	75,165,326	38	73,842,375	39

OPERATING EXPENSES (Note 34)
Marketing	22,547,384	11	20,148,153	10
General and administrative	3,398,291	2	3,367,777	2
Research and development	3,581,281	2	3,585,239	2

Total operating expenses	29,526,956	15	27,101,169	14

OTHER INCOME AND EXPENSES (Note 27)	145,618	—	(1,248,290)	(1)

INCOME FROM OPERATIONS	45,783,988	23	45,492,916	24

NON-OPERATING INCOME AND EXPENSES
Interest income	538,432	—	707,771	—
Other income (Notes 27 and 34)	211,636	—	303,834	—
Other gains and losses (Notes 27 and 34)	(89,151)	—	69,576	—
Finance costs (Note 27)	(3,301)	—	(230)	—
Share of the profit of subsidiaries, associates and jointly controlled entities accounted for using equity method (Note 15)	1,095,098	1	1,786,936	1

Total non-operating income and expenses	1,752,714	1	2,867,887	1

INCOME BEFORE INCOME TAX	47,536,702	24	48,360,803	25

INCOME TAX EXPENSE (Notes 3 and 28)	7,821,009	4	7,581,077	4

NET INCOME	39,715,693	20	40,779,726	21

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	88,096	—	(51,108)	—
Unrealized gain (loss) on available-for-sale financial assets	(452,227)	—	170,964	—
Actuarial loss arising from defined benefit plan	(620,052)	—	(1,469,359)	—

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Years Ended December 31
	2013		2012
	Amount	%	Amount	%

Share of other comprehensive income of subsidiaries, associates and jointly controlled entities accounted for using equity method	$21,681	—	$(11,635)	—
Income tax relating to each component of other comprehensive income (Note 28)	105,409	—	249,791	—

Total other comprehensive income (loss), net of income tax	(857,093)	—	(1,111,347)	—

TOTAL COMPREHENSIVE INCOME	$38,858,600	20	$39,668,379	21

EARNINGS PER SHARE (Note 29)
Basic	$5.12		$5.26

Diluted	$5.11		$5.24

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Common Stock (Note 25)	Additional Paid-in Capital (Note 25)				Other Adjustments (Note 25)		Total Equity
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets

			Retained Earnings (Note 25)
			Legal Reserve	Special Reserve	Unappropriated Earnings

BALANCE, JANUARY 1, 2012	$77,574,465	$190,157,537	$66,122,145	$2,675,894	$29,016,482	$(38,918)	$67,674	$365,575,279

Appropriation of 2011 earnings
Legal reserve	—	—	4,706,838	—	(4,706,838)	—	—	—
Cash dividends	—	—	—	—	(42,361,864)	—	—	(42,361,864)

Other changes in capital surplus
Change in capital surplus from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	4,893	—	—	—	—	—	4,893

Net income for the year ended December 31, 2012	—	—	—	—	40,779,726	—	—	40,779,726

Other comprehensive income (loss) for the year ended December 31, 2012	—	—	—	—	(1,243,652)	(58,012)	190,317	(1,111,347)

Total comprehensive income for the year ended December 31, 2012	—	—	—	—	39,536,074	(58,012)	190,317	39,668,379

BALANCE, DECEMBER 31, 2012	77,574,465	190,162,430	70,828,983	2,675,894	21,483,854	(96,930)	257,991	362,886,687

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—
Cash dividends	—	—	—	—	(35,913,099)	—	—	(35,913,099)

Other changes in capital surplus
Cash distributed from capital surplus	—	(5,589,240)	—	—	—	—	—	(5,589,240)
Change in capital surplus from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	46,875	—	—	—	—	—	46,875

Net income for the year ended December 31, 2013	—	—	—	—	39,715,693	—	—	39,715,693

Other comprehensive income (loss) for the year ended December 31, 2013	—	—	—	—	(552,027)	102,672	(407,738)	(857,093)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	39,163,666	102,672	(407,738)	38,858,600

BALANCE, DECEMBER 31, 2013	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$5,742	$(149,747)	$360,289,823

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Years Ended December 31
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$47,536,702	$48,360,803
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	30,475,972	30,752,352
Amortization	1,199,927	1,082,008
Provision for (reversal of) doubtful accounts	249,796	(1,459,039)
Interest expenses	3,301	230
Interest income	(538,432)	(707,771)
Dividend income	(69,723)	(7,217)
Share of the profit of subsidiaries, associates and jointly controlled entities accounted for using equity method	(1,095,098)	(1,786,936)
Impairment loss on investments accounted for using equity method	18,055	—
Impairment loss on financial assets carried at cost	—	6,000
Provision for inventory and obsolescence	184,032	31,903
Impairment loss on property, plant and equipment	253,085	300,743
Impairment loss on (reversal of) investment properties	(245,708)	1,261,365
Gain on disposal of financial instruments	(73,042)	(80,949)
Gain on disposal of property, plant and equipment	(152,995)	(313,818)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	767	1,662
Loss on foreign exchange	63,760	101,925
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	8,829	73,711
Trade notes and accounts receivable	909,884	(782,211)
Receivables from related parties	991,714	(800,802)
Inventories	(218,639)	(485,823)
Other current monetary assets	(92,254)	(103,864)
Prepayment	273,989	160,439
Other current assets	651,916	(1,577,985)
Increase (decrease) in:
Trade notes and accounts payable	1,835,936	(965,518)
Payables to related parties	197,854	323,844
Other payables	(292,093)	(1,033,099)
Provisions	(32,910)	100,324
Advance receipts	(578,290)	(934,669)
Other current liabilities	199,375	(57,022)
Deferred revenue	(179,825)	(48,959)
Accrued pension liabilities	286,556	134,359

Cash generated from operations	81,772,441	71,545,986
Interest paid	(3,301)	(7,066)
Income tax paid	(7,119,906)	(7,808,786)

Net cash provided by operating activities	74,649,234	63,730,134

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Years Ended December 31
	2013	2012

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$(1,762,132)	$(3,864,812)
Proceeds from disposal of available-for-sale financial assets	3,934,458	662,527
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(17,450,000)	(32,500,000)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	37,550,000	51,200,000
Acquisition of held-to-maturity financial assets	—	(3,865,173)
Proceeds from disposal of held-to-maturity financial assets	4,236,182	2,450,896
Acquisition of financial assets carried at cost	(60,128)	(35,322)
Capital reduction of financial assets carried at cost	31,500	31,250
Proceeds from disposal of hedging derivative assets	15,288	—
Derecognition of hedging derivative liabilities	(108,433)	—
Acquisition of investments accounted for using equity method	(804,874)	(365,900)
Capital reduction of investments accounted for using equity method	136,537	1,043,500
Acquisition of property, plant and equipment	(35,486,427)	(32,374,650)
Proceeds from disposal of property, plant and equipment	199,969	32,337
Acquisition of intangible assets	(39,870,316)	(588,106)
Increase in noncurrent assets	(258,249)	(734,335)
Interest received	655,042	775,773
Cash dividends received from subsidiaries, associates and jointly controlled entities accounted for using equity method	1,017,545	2,348,693
Cash dividends received from others	69,723	7,217

Net cash used in investing activities	(47,954,315)	(15,776,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in customers’ deposits	(74,078)	66,788
Increase (decrease) in other liabilities	(96,708)	76,918
Cash dividends and cash distributed from additional paid-in capital	(41,502,339)	(42,361,864)

Net cash used in financing activities	(41,673,125)	(42,218,158)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,978,206)	5,735,871

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,569,111	20,833,240

CASH AND CASH EQUIVALENTS, END OF YEAR	$11,590,905	$26,569,111

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. the Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, the Company is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 25, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements for the year ended December 31, 2013 is its first IFRS financial statements prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Statement of Compliance

The parent company only financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Regulations”).

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

When preparing its parent company only financial statements, the Company used equity method to account for its investment in subsidiaries, associates and jointly controlled entities. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit or loss of subsidiaries, associates and joint ventures”, “share of other comprehensive income of subsidiaries, associates and joint ventures” and related equity items, as appropriate, in the parent company only financial statements.

Current and Non-current Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as non-current.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates, joint ventures or branches operations in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income.

Cash Equivalents

Cash equivalent includes treasury bills, commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for using Equity Method

Investments in subsidiaries, associates and jointly controlled entities are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of the profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and jointly controlled entities

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which ventures have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these financial statements using the equity method of accounting. Under the equity method, an investment in an associate and jointly controlled entity is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of associates and jointly controlled entities. The Company also recognizes the changes in the Company’s share of equity of associates and jointly controlled entities attributable to the Company.

When the Company subscribes for additional new shares of associates and jointly controlled entities at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and jointly controlled entities. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital, but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate and jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associates and jointly controlled entities, profits and losses resulting from the transactions with associates and jointly controlled entities are recognized in the Company’ financial statements only to the extent of interests in associates and jointly controlled entities that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost, and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Any gain or loss arising on the disposal of an item of investment properties, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Any gain or loss arising on derecognition of the investment properties is calculated as the difference between the net disposal proceeds and the carrying amount of the asset and is included in profit or loss in the period in which the property is derecognized.

Goodwill

For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the allocated goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized on goodwill is not reversed in subsequent periods.

When investment in subsidiary accounted for using equity method is tested for impairment, the cash-generating unit is determined based on the financial statements as a whole. If the recoverable amount of the asset subsequently increases, the reversal of the impairment loss is recognized as a gain, but the increased carrying amount of an asset after a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized on the asset in prior years.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds over specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks, open-end mutual funds, unlisted stocks and corporate bonds held by the Company and classified as AFS in an active market are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalent, trade receivables, accounts receivable from related parties, other receivables and debt investments with no active market) are measured at amortized cost using the effective interest method, less any impairment, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade receivables, assets are assessed for impairment on a collective and individual basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

In respect of AFS equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, the impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Expect for financial liabilities at FVTPL, all the financial liabilities are measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into currency swap contracts to manage its exposure to foreign exchange rate risks.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivative instruments as fair value hedges.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the profit or loss in line item relating to the hedged item.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Services revenue is recognized when service provided. Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the balance sheets represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the unrecognized past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized.

c.	Current and deferred tax for the year.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGEMENTS, KEY SOURCES OF ESTIMATION AND ASSUMPTION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are audited on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will consider the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, given the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the selling unit price of inventories less all estimated selling and marketing expenses. Inventory write-downs are determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	New, amended and revised standards and interpretations (the “New IFRSs”) in issue but not yet effective

The Company has not adopted the following new revised or amended IFRSs, IASs, IFRICs, SICs and related guidance (IFRSs) issued by the International Accounting Standards Board (IASB).

On January 28, 2014, the Financial Supervisory Commission (FSC) announced the framework for the adoption of updated IFRSs version in the ROC. Under this framework, starting January 1, 2015, the previous version of IFRSs endorsed by the FSC (the 2010 IFRSs version) currently applied by companies with shares listed on the Taiwan Stock Exchange or traded on the Taiwan GreTai Securities Market or Emerging Stock Market will be replaced by the updated IFRSs without IFRS 9 (the 2013 IFRSs version). However, as of the date that the financial statements were authorized for issue, the FSC has not endorsed the following new, amended and revised standards and interpretations issued by the IASB (the “New IFRSs”) included in the 2013 IFRSs version. Furthermore, the FSC has not announced the effective date for the following New IFRSs that are not included in the 2013 IFRSs version.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

The New IFRSs included in the 2013 IFRSs version not yet endorsed by the FSC

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010
Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 1	Government Loans	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013
Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

The New IFRSs not included in the 2013 IFRSs version

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
IFRS 9	Financial Instruments	Effective date not determined
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	Effective date not determined
IFRS 14	Regulatory Deferral Accounts	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after the respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

b.	Significant impending changes in accounting policy resulted from New IFRSs in issue but not yet effective

Except for the following, the initial application of the above New IFRSs has not had any material impact on the Company’s financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets are measured at their fair values at the balance sheet date. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The mandatory effective date of IFRS 9, which was previously set at January 1, 2015, was removed and will be reconsidered once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

5)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

c.	Significant impending changes in accounting policy resulted from the amendments to the Regulations in issue but not yet effective

On December 30, 2013, FSC announced the amendments to the Regulations. One of the main amendments is to permit fair value model for subsequent measurement of investment properties. This amendment is effective for annual periods beginning on or after January 1, 2014.

d.	The impact of the application of New IFRSs and the Regulations in issue but not yet effective on the Company’s financial statements is as follows:

When the Company applies IAS 19 (Revised 2011) in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19 (Revised 2011). The Company anticipates that retained earnings as of January 1, 2014 will be retrospectively restated to increase by $22,135 thousand, accrued pension liabilities will decrease by $29,632 thousand, and deferred tax assets will decrease by $7,497 thousand, respectively.

Except for the above impact, as of the date the financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012	January 1, 2012

Cash
Cash on hand	$115,344	$123,272	$83,922
Bank deposits	8,374,773	4,027,827	2,224,474

	8,490,117	4,151,099	2,308,396

Cash equivalents
Commercial paper	1,995,788	17,618,012	17,225,365
Time deposits with maturities of less than three months	1,105,000	979,000	—
Negotiable certificate of deposit	—	3,821,000	1,000,000
Treasury bills	—	—	299,479

	3,100,788	22,418,012	18,524,844

	$11,590,905	$26,569,111	$20,833,240

The annual yield rates of bank deposits, commercial paper, time deposits with maturities of less than three months, negotiable certificate of deposit and treasury bills were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Bank deposits	0.01%-0.20%	0.01%-0.22%	0.01%-0.25%
Commercial paper	0.60%-0.62%	0.74%	0.70%
Time deposits with maturities of less than three months	0.93%	0.93%	—
Negotiable certificate of deposit	—	0.90%	0.95%
Treasury bills	—	—	0.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2013	December 31, 2012	January 1, 2012

Financial assets held for trading
Derivatives (not designated for hedge)
Currency swap contracts	$—	$2,702	$6,094

Financial liabilities held for trading
Derivatives (not designated for hedge)
Currency swap contracts	$—	$1,935	$3,665

The Company did not have any outstanding currency swap contracts as of December 31, 2013.

Outstanding currency swap contracts as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2012

Currency swap contracts	US$/NT$	2013.01-2013.03	US$34,000/NT$991,188
	US$/NT$	2013.01-2013.03	US$32,000/NT$929,280

January 1, 2012

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43,000/NT$1,306,834
	US$/NT$	2012.01-2012.02	US$19,000/NT$571,280

The Company entered into above currency swap contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Equity securities
Domestic listed stocks	$2,886,662	$3,163,465	$—
Domestic and foreign open-end mutual funds	—	2,190,392	1,974,606

	$2,886,662	$5,353,857	$1,974,606

Current	$—	$2,190,392	$1,974,606
Non-current	2,886,662	3,163,465	—

	$2,886,662	$5,353,857	$1,974,606

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Corporate bonds	$10,512,893	$14,791,151	$13,790,447
Bank debentures	1,252,954	1,255,139	905,745

	$11,765,847	$16,046,290	$14,696,192

Current	$4,264,104	$4,250,146	$1,201,301
Non-current	7,501,743	11,796,144	13,494,891

	$11,765,847	$16,046,290	$14,696,192

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Corporate bonds

Par value	$10,472,500	$15,955,000	$13,865,000

Nominal interest rate	1.15%-2.49%	1.15%-2.90%	1.20%-2.98%
Effective interest rate	1.00%-1.95%	1.00%-2.89%	0.83%-2.89%
Average expiry date	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$900,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.37%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.25%-1.40%
Average expiry date	4 years	4 years	4 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012	January 1, 2012

Trade notes and accounts receivable	$22,535,672	$23,568,864	$22,925,458
Less: Allowance doubtful debts	(887,812)	(779,611)	(2,398,470)

	$21,647,860	$22,789,253	$20,526,988

The average credit terms range from 30 to 90 days. When determining the collectability of notes and accounts receivable, the Company considered if there is material change in the credit quality at the balance sheet date. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, the Company recognized 100% allowance of notes and accounts receivable longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The Company did not have the amount of receivables that were past due but not impaired as of December 31, 2013, December 31, 2012 and January 1, 2012.

Movements of the allowance for doubtful accounts were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of year	$779,611	$2,398,470
Add: Provision for (reversal of) doubtful accounts	235,906	(1,481,665)
Deduct: Amounts written off	(127,705)	(137,194)

Balance, end of year	$887,812	$779,611

The amount of allowance for bad debts assessed individually included the impairment loss of accounts receivable from certain companies in liquidation process or in significant financial difficulties, which were $221,164 thousand, $156,629 thousand and $0 thousand as of December 31, 2013, December 31, 2012 and January 1, 2012, respectively.

11.	INVENTORIES

	December 31, 2013	December 31, 2012	January 1, 2012

Merchandise	$1,360,797	$1,088,863	$642,821
Project in process	579,508	816,835	808,957

	$1,940,305	$1,905,698	$1,451,778

The operating costs related to inventories were $12,326,926 thousand (including the valuation loss on inventories of $184,032 thousand) and $12,175,621 thousand (including the valuation loss on inventories of $31,903 thousand) for the years ended December 31, 2013 and 2012, respectively.

12.	PREPAYMENTS

	December 31, 2013	December 31, 2012	January 1, 2012

Prepaid rents	$3,400,494	$3,537,739	$3,791,516
Others	691,055	827,799	734,461

	$4,091,549	$4,365,538	$4,525,977

Current
Prepaid rents	$964,885	$890,404	$933,796
Others	691,055	827,799	734,461

	$1,655,940	$1,718,203	$1,668,257

Non-current
Prepaid rents	$2,435,609	$2,647,335	$2,857,720

13.	OTHER CURRENT MONETARY ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	$1,650,000	$21,750,000	$40,450,000
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 24)	1,317,887	869,032	1,283,829
Others	684,450	1,127,309	629,855

	$3,652,337	$23,746,341	$42,363,684

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.85%	0.83%-0.96%	0.80%-1.05%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2013	December 31, 2012	January 1, 2012
Non-listed stocks
Domestic	$2,071,298	$2,102,798	$2,140,048
Foreign	199,995	139,867	104,545

	$2,271,293	$2,242,665	$2,244,593

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 33). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

The Company evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $6,000 thousand for the years ended December 31, 2012.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31, 2013	December 31, 2012	January 1, 2012

Investments in subsidiaries	$10,710,572	$9,928,958	$10,784,904
Investments in associates	1,140,460	1,023,782	1,454,426
Jointly controlled entity	227,504	241,309	250,689

	$12,078,536	$11,194,049	$12,490,019

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31, 2013	December 31, 2012	January 1, 2012
Listed

Senao International Co., Ltd. (“SENAO”)	$1,770,346	$1,608,738	$1,524,233

Non-listed

Light Era Development Co., Ltd. (“LED”)	3,802,394	3,785,310	3,975,342
Donghwa Telecom Co., Ltd. (“DHT”)	1,540,147	1,168,032	891,526

(Continued)

	Carrying Amount
	December 31, 2013	December 31, 2012	January 1, 2012

Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	$719,695	$746,122	$659,128
Chunghwa System Integration Co., Ltd. (“CHSI”)	712,963	710,849	712,445
CHIEF Telecom Inc. (“CHIEF”)	621,027	589,165	572,604
Chunghwa Investment Co., Ltd. (“CHI”)	491,879	612,738	1,741,122
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	264,015	155,357	187,755
Honghwa Human Resources Co., Ltd. (“HHR”)	191,428	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	179,816	188,738	194,344
Spring House Entertainment Tech. Inc. (“SHE”)	126,748	124,195	99,493
Chunghwa Telecom Global, Inc. (“CHTG”)	115,051	96,614	86,433
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	85,224	55,448	37,564
Smartfun Digital Co., Ltd. (“SFD”)	50,336	44,549	60,125
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	25,184	25,689	22,439
Chunghwa Sochamp Technology Inc. (“CHST”)	14,319	17,414	20,351
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	—	—

	$10,710,572	$9,928,958	$10,784,904

(Concluded)

At the end of the reporting period, the proportion of ownership and voting rights in subsidiaries held by the Company were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Senao International Co., Ltd. (“SENAO”)	28%	28%	28%
Light Era Development Co., Ltd. (“LED”)	100%	100%	100%
Donghwa Telecom Co., Ltd. (“DHT”)	100%	100%	100%
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100%	100%	100%
Chunghwa System Integration Co., Ltd. (“CHSI”)	100%	100%	100%
CHIEF Telecom Inc. (“CHIEF”)	69%	69%	69%
Chunghwa Investment Co., Ltd. (“CHI”)	89%	89%	89%
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	100%	100%	100%
Honghwa Human Resources Co., Ltd. (“HHR”)	100%	—	—

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	100%	100%	100%
Spring House Entertainment Tech. Inc. (“SHE”)	56%	56%	56%
Chunghwa Telecom Global, Inc. (“CHTG”)	100%	100%	100%
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100%	100%	100%
Smartfun Digital Co., Ltd. (“SFD”)	65%	65%	65%
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100%	100%	100%
Chunghwa Sochamp Technology Inc. (“CHST”)	51%	51%	51%
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	100%	100%	100%

(Concluded)

The Company owns less than 50% equity shares of SENAO. However, the Company has more than 50% seats of the board of directors of SENAO. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO decreased from 28.05% as of January 1, 2012 to 27.91% and 27.79% as of December 31, 2012 and 2013, respectively, due to the exercise of options by SENAO’s employees.

The Company increased its investment in DHT by $313,299 thousand, $265,843 thousand and $106,092 thousand in August 2012, April and November 2013, respectively. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

CHI reduced its capital by $1,100,000 thousand and $135,000 thousand in August 2012 and July 2013. The Company received $979,000 thousand and $120,150 thousand from capital reduction.

The Company increased its investment in Prime Asia by $8,931 thousand, $113,146 thousand and $19,923 thousand in November 2012, October and December 2013, respectively. Prime Asia is operating as an investment company.

The Company established 100% owned subsidiary of HHR by investing $180,000 thousand in January 2013. HHR engages mainly in providing human resources service.

The Company increased its investment in CHTV by $29,310 thousand and $29,870 thousand in October 2012, and April 2013, respectively. CHTV engages mainly in providing information and communications technology, and intelligent energy network service.

The Company established New Prospect in March 2006, but not on operation stage yet. The holding company is operating as an investment company and the Company has 100% ownership right in an amount of US$1 in the holding company as of December 31, 2013.

The details of the subsidiaries indirectly held by the Company, please refer to Note 37.

The Company recognized an impairment loss of $18,055 thousand on the investment in CHI, due to CHI underwent organization downsizing and the Company determined that the carrying amount exceeded the recoverable amount for the year ended December 31, 2013.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recorded based on the audited financial statements for the years ended December 31, 2013 and 2012.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31, 2013	December 31, 2012	January 1, 2012

Non-listed

International Integrated System, Inc. (“IISI”)	$292,239	$277,592	$257,371
Viettle-CHT Co., Ltd. (“Viettle-CHT”)	278,044	265,052	255,121
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	214,201	223,949	608,933
Skysoft Co., Ltd. (“SKYSOFT”)	158,218	127,686	113,304
So-net Entertainment Taiwan Limited (“So-net”)	92,325	31,152	34,545
Kingwaytek Technology Co., Ltd. (“KWT”)	74,838	77,449	75,369
Alliance Digital Tech Co., Ltd. (“ADT”)	28,757	—	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	1,838	20,902	109,783

	$1,140,460	$1,023,782	$1,454,426

At the end of the reporting period, the proportion of ownership in associates held by the Company were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

International Integrated System, Inc. (“IISI”)	33%	33%	33%
Viettle-CHT Co., Ltd. (“Viettle-CHT”)	30%	30%	30%
Skysoft Co., Ltd. (“SKYSOFT”)	30%	30%	30%
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40%	40%	40%
So-net Entertainment Taiwan Limited (“So-net”)	30%	30%	30%
Kingwaytek Technology Co., Ltd. (“KWT”)	33%	33%	33%
Alliance Digital Tech Co., Ltd. (“ADT”)	19%	—	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	13%	33%	40%

Summarized financial information of associates were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Total assets	$8.656.255	$8,053,978	$8,186,147

Total liabilities	$4,432,755	$4,562,948	$3,687,856

	Year Ended December 31
	2013	2012

Net revenues	$8,235,225	$9,291,089

Net income	$1,261,201	$952,202

Other comprehensive income (loss)	$22,685	$(57,656)

The Company’s share of the profit or loss of associates accounted for using equity method	$411,212	$356,421

The Company participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

The Company, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. The Company invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, the Company has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. The Company invested $114,640 thousand cash and held 40% ownership of DZIM in May 2011. The Company participated in the capital increase of DZIM by investing $14,360 thousand in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193,490 thousand in December 2012; The Company received $64,500 thousand capital distribution and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounted to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held in March 31, 2013. The Company received $16,387 thousand from the capital reduction. The Company did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company still has two seats out of five seats in the board of directors; therefore it remains an investor with significant influence over DZIM. DZIM engages mainly in information technology service and general advertisement service.

The Company’s share of profit (loss) and other comprehensive income (loss) of the associates was recorded based on the audited financial statements for the years ended December 31, 2013 and 2012.

c.	Investments in jointly controlled entity

Investments in jointly controlled entity were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Non-listed

Huada Digital Corporation (“HDD”)	$227,504	$241,309	$250,689	50	50	50

The Company invested in HDD in September 2011 at $250,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, the Company and HTC each obtained half of director seats. Thus, neither the Company nor HTC obtained control over HDD. HDD engages mainly in providing software service.

Summarized financial information of jointly controlled entity was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Current assets	$223,037	$238,663	$250,774

Non-current assets	$9,270	$5,909	$—

Current liabilities	$4,803	$3,263	$85

	Year Ended December 31
	2013	2012

Profit or loss
Revenues and income	$8,677	$3,987

Expenses and losses	$(22,482)	$(13,367)

The Company’s share of profit (loss) of the jointly controlled entity accounted for using equity method	$(13,805)	$(9,380)

The Company’s share of profit (loss) of the jointly controlled entity was recorded based on the audited financial statements for the years ended December 31, 2013 and 2012.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2012	$100,245,154	$1,521,126	$65,219,127	$14,435,797	$653,810,738	$2,524,245	$6,613,290	$13,459,107	$857,828,584
Additions	—	—	—	3,366	727	—	18,749	32,808,102	32,830,944
Disposal	(17,053)	(5,437)	(60,400)	(880,215)	(11,169,125)	(398,388)	(361,982)	—	(12,892,600)
Other	91,664	32,495	205,411	1,369,461	24,982,388	1,185,691	637,329	(28,515,950)	(11,511)

Balance on December 31, 2012	$100,319,765	$1,548,184	$65,364,138	$14,928,409	$667,624,728	$3,311,548	$6,907,386	$17,751,259	$877,755,417

Accumulated depreciation and impairment

Balance on January 1, 2012	$—	$(1,016,499)	$(19,375,494)	$(10,619,313)	$(530,449,203)	$(1,252,360)	$(5,253,387)	$—	$(567,966,256)
Depreciation Expenses	—	(56,919)	(1,181,645)	(1,307,197)	(27,382,318)	(408,189)	(402,519)	—	(30,738,787)
Disposal	—	4,659	59,940	879,772	11,164,552	398,388	361,841	—	12,869,152
Impairment losses	—	—	—	—	(280,349)	—	(20,394)	—	(300,746)
Other	—	1,262	18,110	(4,350)	41,056	(6,063)	(44,998)	—	5,017

Balance on December 31, 2012	$—	$(1,067,497)	$(20,479,089)	$(11,051,088)	$(546,906,262)	$(1,268,224)	$(5,359,457)	$—	$(586,131,617)

Balance on January 1, 2012, net	$100,245,154	$504,627	$45,846,633	$3,816,484	$123,361,535	$1,271,885	$1,359,903	$13,459,107	$289,862,328

Balance on December 31, 2012, net	$100,319,765	$480,687	$44,885,049	$3,877,321	$120,718,466	$2,043,324	$1,547,929	$17,751,259	$291,623,800

Cost

Balance on January 1, 2013	$100,319,765	$1,548,184	$65,364,138	$14,928,409	$667,624,728	$3,311,548	$6,907,386	$17,751,259	$877,755,417
Additions	—	—	—	1,736	340	—	8,287	35,754,239	35,764,602
Disposal	(56,216)	(8,971)	(17,484)	(1,119,104)	(14,733,644)	(158,231)	(469,207)	—	(16,562,857)
Other	122,931	7,693	136,538	1,767,724	27,218,173	586,790	824,259	(30,664,394)	(286)

Balance on December 31, 2013	$100,386,480	$1,546,906	$65,483,192	$15,578,765	$680,109,597	$3,740,107	$7,270,725	$22,841,104	$896,956,876

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,497)	$(20,479,089)	$(11,051,088)	$(546,906,262)	$(1,268,224)	$(5,359,457)	$—	$(586,131,617)
Depreciation Expenses	—	(56,685)	(1,192,523)	(1,339,821)	(26,782,116)	(549,553)	(541,494)	—	(30,462,192)
Disposal	—	8,971	17,484	1,116,292	14,695,347	158,231	456,758	—	16,453,083
Impairment losses	—	—	—	—	(253,085)	—	—	—	(253,085)
Other	—	10,812	82,597	(698)	7,010	(9,592)	(94,384)	—	(4,255)

Balance on December 31, 2013	$—	$(1,104,399)	$(21,571,531)	$(11,275,315)	$(559,239,106)	$(1,669,138)	$(5,538,577)	$—	$(600,398,066)

Balance on January 1, 2013, net	$100,319,765	$480,687	$44,885,049	$3,877,321	$120,718,466	$2,043,324	$1,547,929	$17,751,259	$291,623,800

Balance on December 31, 2013, net	$100,386,480	$442,507	$43,911,661	$4,303,450	$120,870,491	$2,070,969	$1,732,148	$22,841,104	$296,558,810

The Company performed the impairment assessment of telecommunications equipment and miscellaneous equipment and recorded an impairment loss of $253,085 thousand and $300,743 thousand for the years ended December 31, 2013 and 2012, respectively.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	4-10 years
Computer equipment	5-6 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2012	$8,550,332
Reclassification	11,411

Balance on December 31, 2012	$8,561,743

Accumulated depreciation and impairment

Balance on January 1, 2012	$(182,499)
Depreciation expense	(13,565)
Recognized impairment loss	(1,261,365)
Reclassification	(4,870)

Balance on December 31, 2012	$(1,462,299)

Balance on January 1, 2012, net	$8,367,833

Balance on December 31, 2012, net	$7,099,444

Cost

Balance on January 1, 2013 and December 31, 2013	$8,561,743

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,462,299)
Depreciation expense	(13,780)
Reversal of impairment losses	245,708

Balance on December 31, 2013	$(1,230,371)

Balance on January 1, 2013, net	$7,099,444

Balance on December 31, 2013, net	$7,331,372

After evaluating the investment properties, the Company determined that some land and buildings were impaired and recognized an impairment loss of $1,261,365 thousand for the year ended December 31, 2012.

Based on the appraisal reports, the fair value associated with certain properties increased during 2013 and therefore the Company reversed a portion of previously recognized impairment losses amounting to $245,708 thousand for the year ended December 31, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2013 and 2012 and January 1, 2012 was determined on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Fair value	$15,800,499	$13,941,256	$13,503,793

Overall capital interest rate	1.46%-2.20%	1.46%	1.46%
Profit margin ratio	12%-20%	12%-15%	12%-15%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.68%-2.02%	1.5%-2.05%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Others	Total
Cost

Balance on January 1, 2012	$10,179,000	$1,629,779	$3,987	$11,812,766
Additions-acquired separately	—	587,187	919	588,106
Disposal	—	(295,838)	—	(295,838)

Balance on December 31, 2012	$10,179,000	$1,921,128	$4,906	$12,105,034

Accumulated amortization and impairment

Balance on January 1, 2012	$(4,938,738)	$(909,195)	$(1,822)	$(5,849,755)
Amortization expenses	(748,609)	(332,767)	(632)	(1,082,008)
Disposal	—	295,838	—	295,838

Balance on December 31, 2012	$(5,687,347)	$(946,124)	$(2,454)	$(6,635,925)

Balance on January 1, 2012, net	$5,240,262	$720,584	$2,165	$5,963,011

Balance on December 31, 2012, net	$4,491,653	$975,004	$2,452	$5,469,109

(Continued)

	3G and 4G Concession	Computer Software	Others	Total

Cost

Balance on January 1, 2013	$10,179,000	$1,921,128	$4,906	$12,105,034
Additions-acquired separately	39,075,000	794,464	852	39,870,316
Disposal	—	(223,296)	—	(223,296)

Balance on December 31, 2013	$49,254,000	$2,492,296	$5,758	$51,752,054

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(946,124)	$(2,454)	$(6,635,925)
Amortization expenses	(748,609)	(450,628)	(690)	(1,199,927)
Disposal	—	223,296	—	223,296

Balance on December 31, 2013	$(6,435,956)	$(1,173,456)	$(3,144)	$(7,612,556)

Balance on January 1, 2013, net	$4,491,653	$975,004	$2,452	$5,469,109

Balance on December 31, 2013, net	$42,818,044	$1,318,840	$2,614	$44,139,498

(Concluded)

For long-term business development, the Company participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. The Company paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

The Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.

19.	OTHER ASSETS

	December 31, 2013	December 31, 2012	January 1, 2012

Spare parts	$3,008,145	$4,046,050	$2,305,655
Refundable deposits	2,096,799	1,954,737	1,656,096
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,191,147	1,684,430	1,588,285

	$8,296,091	$8,685,217	$6,550,036

(Continued)

	December 31, 2013	December 31, 2012	January 1, 2012

Current
Spare parts	$3,008,145	$4,046,050	$2,305,655
Others	591,968	205,979	368,389

	$3,600,113	$4,252,029	$2,674,044

Non-current
Refundable deposits	$2,096,799	$1,954,737	$1,656,096
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,599,179	1,478,451	1,219,896

	$4,695,978	$4,433,188	$3,875,992

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

20.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31, 2013	December 31, 2012	January 1, 2012

Trade notes and accounts payable	$12,326,921	$10,512,771	$11,425,662

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

21.	OTHER PAYABLES

	December 31, 2013	December 31, 2012	January 1, 2012

Accrued salary and compensation	$9,326,187	$9,051,769	$9,762,480
Payables to contractors	2,732,518	2,379,833	1,834,254
Accrued franchise fees	2,009,009	2,164,220	2,246,265
Payables to equipment suppliers	1,788,692	1,883,303	1,854,051
Amounts collected for others	1,295,689	1,295,802	1,187,743
Accrued maintenance costs	990,655	988,240	898,016
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	777,931	1,570,566	2,084,536
Others	5,735,557	5,061,114	4,604,412

	$24,656,238	$24,394,847	$24,471,757

22.	PROVISIONS

	December 31, 2013	December 31, 2012	January 1, 2012

Warranties	$72,930	$112,242	$22,825
Employee benefits	47,265	41,949	32,822
Others	4,046	2,960	1,180

	$124,241	$157,151	$56,827

Current	$778	$112,242	$22,825
Noncurrent	123,463	44,909	34,002

	$124,241	$157,151	$56,827

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2012	$22,825	$32,822	$1,180	$56,827
Additional provisions recognized	96,616	9,127	1,780	107,523
Used during the period	(7,199)	—	—	(7,199)

Balance on December 31, 2012	$112,242	$41,949	$2,960	$157,151

Balance on January 1, 2013	$112,242	$41,949	$2,960	$157,151
Additional provisions recognized	21,591	5,316	1,252	28,159
Used during the period	(60,903)	—	(166)	(61,069)

Balance on December 31, 2013	$72,930	$47,265	$4,046	$124,241

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

23.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2013 amounting to $1,057,520 thousand.

24.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The plan assets are invested in domestic and foreign equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of Bureau of Labor Funds, Ministry of Labor or under the mandated management. However, in accordance with Enforcement Rules of the Labor Pension Act, the return generated by employees’ pension contribution should not be below the interest rate for a 2-year time deposit published by the local banks.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31, 2013	December 31, 2012	January 1, 2012

Discount rates	2.00%	1.60%	1.75%
Expected return on plan assets	2.00%	1.60%	1.50%
Expected rates of salary increase	1.00%	1.00%	1.00%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

Amounts recognized in profit or loss in respect of these defined benefit plans were as follows:

	Year Ended December 31
	2013	2012

Current service cost	$2,900,976	$2,834,621
Interest cost	344,027	317,817
Expected return on plan assets	(293,851)	(252,645)
Past service cost	(4,023)	(4,023)

	$2,947,129	$2,895,770

(Continued)

	Year Ended December 31
	2013	2012
An analysis by function
Operating cost	$1,762,038	$1,717,918
Marketing expenses	850,214	839,988
Administration expenses	162,128	157,104
Research and development expenses	100,401	104,686

	$2,874,781	$2,819,696

(Concluded)

Actuarial losses recognized in other comprehensive income for the years ended December 31, 2013 and 2012 was $514,643 thousand (which was actuarial losses amounting to $620,052 thousand net of the income tax effect of $105,409 thousand) and $1,219,568 thousand (which was actuarial losses amounting to $1,469,359 thousand net of the income tax effect of $249,791 thousand), respectively. The cumulative amount of actuarial losses recognized in other comprehensive income as of December 31, 2013 and 2012 was $1,734,211 thousand and $1,219,568 thousand, respectively.

The amount included in the balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
Present value of funded defined benefit obligation	$25,210,943	$21,858,179	$18,486,559
Fair value of plan assets	(19,799,484)	(17,357,351)	(15,593,472)

Funded status	5,411,459	4,500,828	2,893,087
Unrecognized past service cost	29,632	33,655	37,678

Accrued pension liabilities	$5,441,091	$4,534,483	$2,930,765

Movements in the present value of the defined benefit obligations were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of the year	$21,858,179	$18,486,559
Current service cost	2,900,976	2,834,621
Interest cost	344,027	317,817
Actuarial losses	846,466	1,378,699
Benefits paid	(738,705)	(1,159,517)

Balance, end of the year	$25,210,943	$21,858,179

Movements in the fair value of the plan assets were as follows:

	Year Ended December 31
	2013	2012

Balance, beginning of the year	$17,357,351	$15,593,472
Expected return on plan assets	293,851	252,645
Actuarial gains (losses)	226,414	(90,660)
Contributions from the employer	2,556,014	2,628,441
Benefits paid from plan assets	(634,146)	(1,026,547)

Balance, end of the year	$19,799,484	$17,357,351

The percentage of major categories of plan assets at the end of the reporting period were disclosed based on the information announced by Labor Pension Fund Supervisory Committee:

	Fair Value of Plan Assets (%)
	December 31, 2013	December 31, 2012	January 1, 2012

Stock and beneficiary certificates	44.77	38.09	40.75
Fixed income investments	31.58	36.61	35.25
Cash	22.86	24.51	23.87
Others	0.79	0.79	0.13

	100.00	100.00	100.00

The Company elected to disclose the historical information of experience adjustments from the date of the adoption of IFRSs.

	December 31, 2013	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(25,210,943)	$(21,858,179)	$(18,486,559)

Fair value of plan assets	$19,799,484	$17,357,351	$15,593,472

Deficit	$(5,411,459)	$(4,500,828)	$(2,893,087)

Experience adjustments on plan liabilities	$1,704,252	$573,091	$—

Experience adjustments on plan assets	$59,586	$90,660	$—

The Company expects to make a contribution of $2,581,574 thousand to the defined benefits plans in the next twelve months starting from December 31, 2013.

25.	EQUITY

a.	Share capital

1)	Common stock

	December 31, 2013	December 31, 2012	January 1, 2012

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock has a par value of $10 per share and entitles the holder the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2013, the outstanding ADSs were 282,700 thousand common shares, which equaled 28,270 thousand units and represented 3.64% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of capital surplus for the years ended December 31, 2013 and 2012 were as follows:

	Share Premium	Donated Capital	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2012	$169,496,289	$13,170	$—	$20,648,078	$190,157,537
Change in additional paid-in capital from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	—	4,893	—	4,893

Balance on December 31, 2012	$169,496,289	$13,170	$4,893	$20,648,078	$190,162,430

Balance on January 1, 2013	$169,496,289	$13,170	$4,893	$20,648,078	$190,162,430
Cash distributed from capital surplus	(5,589,240)	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in subsidiaries, associates and jointly controlled entities accounted for using equity method	—	—	46,875	—	46,875

Balance on December 31, 2013	$163,907,049	$13,170	$51,768	$20,648,078	$184,620,065

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of the Company’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

The additional paid-in capital - privatization is the retrospective adjustment at the date of transition to the “Regulations”. Please refer to Note 39 to the financial statement for further details.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with the Company’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2013 and 2012, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with the Company’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of the company.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the common stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

Under Rule No. 1010012865 issued by the FSC on April 6, 2012, the Company is required to set aside additional special reserve equivalent to debit balances under stockholder’s equity. For subsequent decrease in the deduction amount to stockholder’s equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2012 and 2011 had been approved in the stockholders’ meetings on June 25, 2013 and June 22, 2012 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011

Legal reserve	$3,990,397	$4,706,838
Cash dividends	35,913,099	42,361,864	$4.63	$5.46

The bonuses to the employees and remuneration to the directors and supervisors for 2012 and 2011 approved in the stockholders’ meetings on June 25, 2013 and June 22, 2012 were as follows:

	2012	2011
	Cash Bonus	Cash Bonus

Bonus to employees	$1,533,082	$2,040,090
Remuneration of directors and supervisors	37,484	44,446

The appropriations of earnings for 2012 were proposed according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the Regulations and the Generally Accepted Accounting Standard in the Republic of China (“ROC GAAP”), and by reference to the balance sheets for the year ended December 31, 2012, which was prepared in accordance with the Regulations before amendment.

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The stockholders of the Company resolved to distribute cash from capital surplus of $5,589,240 thousand in the stockholders’ meeting on June 25, 2013.

The appropriations of earnings for 2013 had been proposed by the Company’s board of directors on March 25, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Legal reserve	$2,074,342
Special reserve	144,005
Cash dividends	18,525,558	$2.39

In addition, the Company’s board of directors resolved to distribute cash from additional paid-in capital of $16,577,663 thousand, $2.14 per share, on March 25, 2014.

Information of the appropriation of the Company’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC

The adjustments of IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2013	2012

Beginning balance	$257,991	$67,674
Unrealized gain (loss) on available-for-sale financial assets	(609,585)	176,966
Amount reclassified from equity to profit or loss on disposal	157,358	(6,002)
Share of unrealized gain (loss) on AFS of subsidiaries, associates and jointly controlled entities accounted for using equity method	44,489	19,353

Ending balance	$(149,747)	$257,991

26.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information is discussed in Note 38.

27.	NET PROFIT (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2013	2012

Gain on disposal of property, plant and equipment	$152,995	$313,818
Impairment loss on property, plant and equipment	(253,085)	(300,743)
Reversal gain (impairment loss) on investment properties	245,708	(1,261,365)

	$145,618	$(1,248,290)

b.	Other income

	Year Ended December 31
	2013	2012

Dividends income	$69,723	$7,217
Others	141,913	296,617

	$211,636	$303,834

c.	Other gains and losses

	Year Ended December 31
	2013	2012

Net foreign currency exchange gains (losses)	$(102,402)	$36,995
Gain on disposal of financial instruments, net	73,042	80,949
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(767)	(1,662)

(Continued)

	Year Ended December 31
	2013	2012

Loss arising from derivatives as designated hedging instruments in fair value hedges, net	$(93,145)	$—
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	93,145	—
Impairment losses on financial assets carried at cost	—	(6,000)
Impairment losses on Investments accounted for using equity method	(18,055)	—
Others	(40,969)	(40,706)

	$(89,151)	$69,576

(Concluded)

d.	Finance costs

	Year Ended December 31
	2013	2012

Other interest expenses	$3,301	$230

e.	Impairment loss (reversal gain) on financial instruments

	Year Ended December 31
	2013	2012

Notes and accounts receivable	$235,906	$(1,481,665)

Other receivables	$13,890	$22,626

Financial assets carried at cost	$—	$6,000

f.	Impairment loss (reversal gain) on non-finacial assets

	Year Ended December 31
	2013	2012

Inventories	$184,032	$31,903

Property, plant and equipment	$253,085	$300,743

Investment properties	$(245,708)	$1,261,365

Investments accounted for using equity method	$18,055$	$—

g.	Depreciation and amortization expenses

	Year Ended December 31
	2013	2012

Property, plant and equipment	$30,462,192	$30,738,787
Investment properties	13,780	13,565
Intangible assets	1,199,927	1,082,008

Total depreciation and amortization expenses	$31,675,899	$31,834,360

(Continued)

	Year Ended December 31
	2013	2012

Depreciation expenses summarized by functions
Operating costs	$28,557,452	$28,882,112
Operating expenses	1,918,520	1,870,240

	$30,475,972	$30,752,352

Amortization expenses summarized by functions
Operating costs	$980,460	$929,167
Operating expenses	219,467	152,841

	$1,199,927	$1,082,008

(Concluded)

h.	Employee benefit expenses

	Year Ended December 31
	2013	2012

Post-employment benefit
Defined contribution plans	$190,952	$173,982
Defined benefit plans	2,874,781	2,819,696

	3,065,733	2,993,678

Other employee benefit
Salaries	21,107,936	21,401,822
Insurance	2,108,569	2,060,014
Others	14,019,737	14,501,465

	37,236,242	37,963,301

Total employee benefit expenses	$40,301,975	$40,956,979

Summary by functions
Operating costs	$23,745,231	$24,063,838
Operating expenses	16,556,744	16,893,141

	$40,301,975	$40,956,979

28.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Year Ended December 31
	2013	2012

Current tax
Current tax expenses recognized for the current period	$7,692,365	$7,519,467
Income tax expenses of unappropriated earnings	48	—

(Continued)

	Year Ended December 31
	2013	2012

Income tax adjustments on previous years	$117,643	$25,635
Others	20,206	24,304

	7,830,262	7,569,406
Deferred tax
Deferred tax expenses recognized for the current period	(9,253)	11,671

Income tax recognized in profit or loss	$7,821,009	$7,581,077

(Concluded)

A reconciliation of accounting profit and income tax expense is as follows:

	Year Ended December 31
	2013	2012

Profit before tax from continuing operations	$47,536,702	$48,360,803

Income tax expense calculated at the statutory rate (17%)	$8,081,239	$8,221,337
Nondeductible revenues and expenses in determining taxable income	(21,739)	181,584
Unrecognized deductible temporary differences	67,260	(176,844)
Tax-exempt income	(210,913)	(298,897)
Income tax on unappropriated earnings	48	—
Investment credits	(232,735)	(396,166)
Adjustments of tax expense on previous years	117,643	25,635
Others	20,206	24,428

Income tax expense recognized in profit or loss	$7,821,009	$7,581,077

The applicable tax rate used above is the corporate tax rate of 17% payable by the Company in R.O.C.

As the status of appropriations of earnings in 2014 is uncertain, the potential income tax consequences of 2013 unappropriated earnings cannot be reliably determinable.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2013	2012

Deferred tax
Actuarial gains and losses on defined benefit plan	$(105,409)	$(249,791)

c.	Current tax liabilities

	December 31, 2013	December 31, 2012	January 1, 2012

Current tax liabilities
Income tax payable	$3,807,043	$3,096,706	$3,336,087

d.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2013

Deferred Tax Assets	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Temporary differences
Defined benefit obligation	$770,862	$48,715	$105,409	$924,986
Deferred revenue	232,235	(45,110)	—	187,125
Impairment loss on property, plant and equipment	58,173	474	—	58,647
Estimated warranty liabilities	19,081	(6,683)	—	12,398
Accrued award credits liabilities	12,032	8,791	—	20,823
Valuation loss on inventory	10,119	10,028	—	20,147
Unrealized foreign exchange loss (gain), net	18,110	(7,351)	—	10,759
Others	(113)	259	—	146

	$1,120,499	$9,123	$105,409	$1,235,031

Deferred Tax Liabilities	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Others	130	(130)	—	—

	$95,116	$(130)	$—	$94,986

For the year ended December 31, 2012

Deferred Tax Assets	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012

Temporary differences
Defined benefit obligation	$498,230	$22,841	$249,791	$770,862
Deferred revenue	333,571	(101,336)	—	232,235
Impairment loss on property, plant and equipment	10,514	47,659	—	58,173
Accrued award credits liabilities	13,880	(1,848)	—	12,032
Estimated warranty liabilities	—	19,081	—	19,081
Unrealized foreign exchange loss (gain), net	—	18,110	—	18,110
Valuation loss on inventory	39,132	(29,013)	—	10,119
Others	(6)	(107)	—	(113)

	$895,321	$(24,613)	$249,791	$1,120,499

Deferred Tax Liabilities	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain (loss), net	12,659	(12,659)	—	—
Others	413	(283)	—	130

	$108,058	$(12,942)	$—	$95,116

e.	Deductible temporary differences for which no deferred tax assets have been recognized in the balance sheets

	December 31, 2013	December 31, 2012	January 1, 2012
Unrecognized deductible temporary differences	$67,260	$—	$176,844

f.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All the Company’s earnings generated prior to June 30, 1998 have been appropriated.

Imputation credit account

	December 31, 2013	December 31, 2012	January 1, 2012
Balance of Imputation Credit Account (“ICA”)	$4,038,480	$4,553,263	$4,899,036

The creditable ratio for distribution of earnings of 2013 and 2012 was 20.48% (expected ratio) and 19.23%, respectively.

Under the Income Tax Law, for distribution of earnings generated after January 1, 1998, the imputation credits allocated to ROC resident shareholders of the Company was calculated based on the creditable ratio as of the date of dividend distribution. The actual imputation credits allocated to shareholders of the Company was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2013 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of IFRSs, the cumulative retained earnings include the net decrease in retained earnings arising from first-time adoption of IFRSs.

g.	Income tax examinations

The Company’s income tax returns have been examined by the ROC tax authorities through 2011 except for 2008. The Company’s income tax returns for 2008 is still under discussion with the tax authorities; however, based on conservative principle, the related income tax expense of $84,151 thousand was accrued for the year ended December 31, 2013.

29.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2013	2012

Net income used to compute the basic earnings per share	$39,715,693	$40,779,726
Assumed conversion of all dilutive potential common stock
Employee stock options of subsidiaries	(2,560)	(4,242)

Net income used to compute the diluted earnings per share	$39,713,133	$40,775,484

Weighted Average Number of Common Stock

(Thousand Shares)

	Year Ended December 31
	2013	2012

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee stock bonus	12,459	19,791

Weighted average number of common stock used to compute the diluted earnings per share	7,769,906	7,777,238

If Chunghwa may settle the employee bonus in shares or cash at the entity’s option, the entity shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

30.	NON-CASH TRANSACTIONS

For the years ended December 31, 2013 and 2012, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2013	2012

Acquisitions in property, plant and equipment	$35,764,602	$32,830,944
Other payables	(278,175)	(456,294)

	$35,486,427	$32,374,650

31.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Within one year	$2,903,782	$2,662,663	$2,252,008
Longer than one year but within five years	5,395,573	5,519,922	5,396,786
Longer than five years	1,666,413	2,030,428	2,045,754

	$9,965,768	$10,213,013	$9,694,548

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Within one year	$374,899	$471,817	$498,925
Longer than one year but within five years	738,881	786,122	1,070,615
Longer than five years	165,260	99,635	117,810

	$1,279,040	$1,357,574	$1,687,350

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure to be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of its own debt and the equity.

The Company is required to maintain minimum paid-in capital amounts as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeding from new debt or repayment of debt.

33.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31, 2013	December 31, 2012	January 1, 2012

Financial assets

Measured at FVTPL
Held for trading	$—	$2,702	$6,094
Held-to-maturity financial assets	11,765,847	16,046,290	14,696,192
Loans and receivables (Note a)	38,567,972	75,773,289	85,591,694
Available-for-sale financial assets (Note b)	5,157,955	7,596,522	4,219,199

Financial liabilities

Measured at FVTPL
Held for trading	—	1,935	3,665
Measured at amortized cost (Note c)	30,857,458	28,065,846	27,507,122

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties and other financial assets which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included trade notes and accounts payable, payables to related parties and certain other payables which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot not be reliable estimated

	December 31, 2013		December 31, 2012		January 1, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$11,765,847	$11,807,972	$16,046,290	$17,388,425	$14,696,192	$14,948,770

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2013

	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets
Domestic listed securities
Equity investments	$2,886,662	$—	$—	$2,886,662

December 31, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$2,702	$—	$2,702

Available-for-sale financial assets
Domestic listed securities
Equity investments	$3,163,465	$—	$—	$3,163,465
Open-end mutual funds	2,190,392	—	—	2,190,392

	$5,353,857	$—	$—	$5,353,857

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$1,935	$—	$1,935

January 1, 2012

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$6,094	$—	$6,094

Available-for-sale financial assets
Open-end mutual funds	$1,974,606	$—	$—	$1,974,606

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$3,665	$—	$3,665

There were no transfers between Level 1 and 2 for the years ended December 31, 2013 and 2012.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	The fair values of derivative instruments are calculated using quoted prices. Where such prices are not available, the value of the swap contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable and accounts payables. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Assets
USD	$4,125,786	$4,038,387	$5,075,453
EUR	5,385	19,205	6,538
JPY	18	2,550	15
SGD	121,017	14	13
Liabilities
USD	3,451,868	3,321,499	3,933,342
EUR	1,297,617	1,310,892	1,098,504
JPY	8,927	4,822	5,156
SGD	475	20,703	83,416

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Assets
USD	$—	$2,702	$6,094
Liabilities
USD	—	1,935	3,665

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and currency swaps contracts, and adjusts their translation at the period end for a 5% change in foreign currency rates. A positive/negative number below indicates an increase/decrease in profit before tax where the functional currency weakens 5% against the relevant currencies.

	Year Ended December 31
	2013	2012

Profit or loss
Monetary assets and liabilities (a)
USD	$33,696	$35,844
EUR	(64,612)	(64,584)
JPY	(445)	(114)
SGD	6,027	(1,034)
Derivatives (b)
USD	—	95,832

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period.

b)	This is mainly attributable to the currency swaps contracts.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the profit, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	December 31, 2013	December 31, 2012	January 1, 2012

Fair value interest rate risk
Financial assets	$4,135,814	$43,510,315	$59,075,957
Cash flow interest rate risk
Financial assets	8,492,215	5,006,827	2,224,474

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the year ended December 31, 2013 would increase/decrease by $21,231 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax for the year ended December 31, 2012 would increase/decrease by $12,517 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks of listed equity securities at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income before tax would increase/decrease by $144,333 thousand as a result of the changes in fair value of available-for-sale assets for the year ended December 31, 2013.

Other comprehensive income before tax would increase/decrease by $267,693 thousand as a result of the changes in fair value of available-for-sale assets for the year ended December 31, 2012.

b.	Credit risk management

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheets as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$40,183,645	$—	$777,931	$—	$40,961,576

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$37,109,731	$—	$1,578,450	$—	$38,688,181

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$37,267,017	$—	$2,087,121	$—	$39,354,138

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on derivative instruments that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2012

Gross settled

Currency swap contracts
Inflow	$726,370	$1,194,098	$—	$—	$1,920,468
Outflow	727,214	1,192,487	—	—	1,919,701

	$(844)	$1,611	$—	$—	$767

January 1, 2012

Gross settled

Currency swap contracts
Inflow	$940,676	$937,438	$—	$—	$1,878,114
Outflow	938,492	937,193	—	—	1,875,685

	$2,184	$245	$—	$—	$2,429

The Company did not have any outstanding currency swap contracts as of December 31, 2013.

2)	Financing facilities

	December 31, 2013	December 31, 2012	January 1, 2012
Unsecured bank loan facility
Amount used	$—	$—	$—
Amount unused	5,000,000	5,000,000	5,000,000

	$5,000,000	$5,000,000	$5,000,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of the Company’s customers held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not collected by the Company. The Company believes that all revenues and costs of doing business are reflected in the financial statements:

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Honghwa Human Resources Co., Ltd. (“HHR”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
CHPT Japan Co., Ltd. (“CHPT (JP)”)	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC

(Continued)

Company	Relationship

Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Subsidiary of CHC
Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SIHK
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SIHK
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SIHK
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Associate
International Integrated System, Inc. (“IISI”)	Associate
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate of COI
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate of CHTS
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Other related parties	Equity-method investee
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds

(Concluded)

b.	Details of transactions between the Company and related parties are disclosed below.

1)	Operating transactions

	Revenues
	Year Ended December 31
	2013	2012

Subsidiaries	$1,031,884	$1,309,653

Associates	$353,547	$388,128

Jointly controlled entities	$3,963	$3,318

Others	$3,366	$3,063

	Operating Costs and Expenses
	Year Ended December 31
	2013	2012

Subsidiaries	$14,524,426	$11,680,986

Associates	$1,167,276	$1,397,797

Jointly controlled entities	$571	$—

Others	$44,854	$47,250

2)	Non-operating transactions

	Year Ended December 31
	2013	2012

Subsidiaries	$3,316	$1,929

Associates	$363	$699

Others	$8	$43

3)	Receivables

	December 31, 2013	December 31, 2012	January 1, 2012

Subsidiaries	$629,515	$1,625,346	$851,523
Associates	47,354	43,123	16,259
Jointly controlled entities	1	19	—
Others	—	96	—

	$676,870	$1,668,584	$867,782

4)	Payables

	December 31, 2013	December 31, 2012	January 1, 2012

Subsidiaries	$3,464,212	$2,965,264	$2,689,013
Associates	514,205	815,299	767,706

	$3,978,417	$3,780,563	$3,456,719

5)	Customers’ deposits

	December 31, 2013	December 31, 2012	January 1, 2012

Subsidiaries	$26,516	$116,903	$37,995

Associates	$8,537	$2,456	$2,005

Others	$247	$247	$—

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2013	2012

Associates	$1,226,073	$746,926

Subsidiaries	$1,215,353	$1,427,295

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2013 was $409,856 thousand, which consisted of an offsetting credit of the prepayment of $211,211 thousand and an additional accrual of $198,645 thousand. The prepayment was $2,566,722 thousand (classified as prepaid rents - current $204,395 thousand, and prepaid rents - noncurrent $2,362,377 thousand) as of December 31, 2013.

The Company sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land $62,800 thousand and $481,479 thousand were recognized in 2013 and 2012, respectively. The unrealized gain on disposal of land amounted to $86,267 thousand (classified as other noncurrent liabilities) as of December 31, 2013.

The Company sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The Company recognized realized loss on disposal of land in 2012.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended December 31
	2013	2012

Short-term benefits	$83,103	$87,511
Post-employment benefits	6,537	6,251

	$89,640	$93,762

The remuneration of directors and key executives is determined by the compensation committee taking consideration into performance of individual and market trends.

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,649,855 thousand as of December 31, 2013.

b.	Acquisitions of telecommunications equipment of $31,687,602 thousand as of December 31, 2013.

c.	Contract to print billing, envelopes and marketing gifts of $28,587 thousand as of December 31, 2013.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

36.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$4,756	29.81	$141,747
EUR	96	41.09	3,947
JPY	63	0.28	18
SGD	5,132	23.58	121,017
Accounts receivable
USD	133,671	29.81	3,984,039
EUR	35	41.09	1,438
Non-monetary items
Investments accounted for using equity method
USD	28,369	29.81	834,746
HKD	400,767	3.84	1,540,147
JPY	88,706	0.28	25,184
VND	265,159,854	0.00137	363,268
RMB	53,848	4.90	264,015

Financial liabilities

Monetary items
Accounts payable
USD	115,815	29.81	3,451,868
EUR	31,580	41.09	1,297,617
JPY	31,433	0.28	8,927
SGD	20	23.58	475

	December 31, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$3,812	29.04	$110,703
EUR	366	38.49	14,072
JPY	7,590	0.34	2,550
SGD	1	23.76	14

(Continued)

	December 31, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Accounts receivable
USD	$135,251	29.04	$3,927,684
EUR	133	38.49	5,133
Non-monetary items
Available-for-sale financial assets
USD	75,427	29.04	2,190,392
Investments accounted for using equity method
USD	3,327	29.04	96,614
HKD	311,725	3.75	1,168,032
SGD	31,402	23.76	746,122
JPY	76,364	0.34	25,689
VND	237,407,407	0.00135	320,500
RMB	33,338	4.66	155,357

Financial liabilities

Monetary items
Accounts payable
USD	114,376	29.04	3,321,499
EUR	34,058	38.49	1,310,892
JPY	14,352	0.34	4,822
SGD	871	23.76	20,703

(Concluded)

	January 1, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$5,964	30.28	$180,557
EUR	78	39.18	3,047
JPY	39	0.39	15
SGD	1	23.31	13
Accounts receivable
USD	161,682	30.28	4,894,896
EUR	89	39.18	3,491
Non-monetary items
Available-for-sale financial assets
USD	65,222	30.28	1,974,606
Investments accounted for using equity method
USD	2,854	30.28	86,433
HKD	228,596	3.90	891,526
SGD	28,277	23.31	659,128
JPY	57,536	0.39	22,439
VND	210,564,304	0.00139	292,685
RMB	39,088	4.81	187,755

(Continued)

	January 1, 2012
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial liabilities

Monetary items
Accounts payable
USD	$129,920	30.28	$3,933,342
EUR	28,037	39.18	1,098,504
JPY	13,186	0.39	5,156
SGD	3,579	23.31	83,416

(Concluded)

37.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Financial transactions: Please see Notes 7 and 34.

k.	Investment in Mainland China: Please see Table 7.

38.	SEGMENT INFORMATION

The Company has five reportable segments that provide different products or services. Segment information is provided to the board of directors and CEO who allocate resources and assess segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2013

Revenue
From external customers	$73,782,649	$80,564,921	$24,365,669	$15,182,326	$276,952	$194,172,517
Intersegment revenues	18,164,187	5,589,453	4,208,849	1,913,886	10,980	29,887,355

Segment revenues	$91,946,836	$86,154,374	$28,574,518	$17,096,212	$287,932	224,059,872

Intersegment elimination						(29,887,355)

Revenues						$194,172,517

Segment income before income tax	$17,338,606	$22,124,403	$9,223,907	$907,436	$(2,057,650)	$47,536,702

Year ended December 31, 2012

Revenue
From external customers	$76,299,262	$76,328,292	$23,779,388	$14,872,244	$263,500	$191,542,686
Intersegment revenues	16,823,795	6,506,388	2,711,492	1,769,160	12,604	27,823,439

Segment revenues	$93,123,057	$82,834,680	$26,490,880	$16,641,404	$276,104	219,366,125

Intersegment elimination						(27,823,439)

Revenues						$191,542,686

Segment income before income tax	$15,765,888	$24,170,333	$8,382,486	$1,282,022	$(1,239,926)	$48,360,803

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2013

Interest revenue	$11,817	$129	$3,187	$1,522	$521,777	$538,432

Interest expense	$1,432	$—	$—	$—	$1,869	$3,301

Depreciation and amortization	$19,005,060	$7,932,709	$2,989,516	$1,480,698	$267,916	$31,675,899

Capital expenditure	$20,390,870	$8,946,608	$4,534,700	$1,148,952	$465,297	$35,486,427

(Continued)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2012

Interest revenue	$6,045	$103	$1,550	$1,726	$698,347	$707,771

Interest expense	$—	$—	$—	$—	$230	$230

Depreciation and amortization	$19,213,987	$8,408,299	$2,539,402	$1,411,571	$261,101	$31,834,360

Capital expenditure	$19,550,852	$7,172,841	$3,407,510	$1,635,022	$608,425	$32,374,650

(Concluded)

Products and Service Revenues from External Customer Information

	Year Ended December 31
	2013	2012

Mobile services revenue	$76,617,865	$72,481,879
Local telephone and domestic long distance telephone services revenue	41,287,549	44,638,315
Broadband access and domestic leased line services revenue	24,248,673	24,663,138
Internet services revenue	17,244,341	16,996,792
International network and leased telephone services revenue	12,481,276	12,685,724
Others	22,292,813	20,076,838

	$194,172,517	$191,542,686

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2013	2012

Taiwan, R.O.C.	$186,960,000	$185,596,414
Overseas	7,212,517	5,946,272

	$194,172,517	$191,542,686

The Company does not have material non-current assets in foreign operations as of December 31, 2013.

Major Customers

The Company did not have any single customer whose revenue exceeded 10% of the total revenue.

39.	DISCLOSURE FOR FIRST-TIME ADOPTION OF THE REGULATIONS

a.	Exemptions

Except for optional exemptions and mandatory exceptions to retrospective application provided under the Regulations, the Company retrospectively applied the Regulations to prepare its opening balance sheet at the date of transition to the Regulations, January 1, 2012. The major optional exemptions the Company elected are summarized as follows:

1)	Investments in subsidiaries, associates and jointly controlled entities

The Company elected to apply the Regulations to the acquisitions of subsidiaries, associates and jointly controlled entities before the date of transition.

2)	Share-based payment transactions

The Company elected not to apply the Regulations retrospectively to the share-based payment transactions which were granted and vested before the date of transition.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to the Regulations at its revalued amount determined under ROC GAAP as its deemed cost. For the rest of property, plant and equipment, investment properties and intangible assets were measured under a cost model under the Regulations.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses in retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following item c of “explanation for the adjustments of the Regulations transition”.

b.	Impacts after transition to the Regulations

The impacts on the balance sheets and the statements of comprehensive income after transition to the Regulations are as follows:

1) Reconciliation of balance sheet as of January 1, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	The Regulations
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$93,619,620	$—	$(51,846)	$93,567,774	Current assets	4), 11)
Investments accounted for using equity method	12,756,948	(266,929)	—	12,490,019	Investments accounted for using equity method	9)
Financial assets carried at cost	2,244,593	—	—	2,244,593	Financial assets carried at cost
Available-for-sale financial assets	—	—	—	—	Available-for-sale financial assets
Held-to-maturity financial assets	13,494,891	—	—	13,494,891	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		11)
Property, plant and equipment	297,329,385	—	(7,467,057)	289,862,328	Property, plant and equipment	1), 2), 11)
		—	8,367,833	8,367,833	Investment properties	1)
Intangible assets	5,963,011	—	—	5,963,011	Intangible assets
Other assets	6,889,422	575,469	164,142	7,629,033	Other noncurrent assets	1), 2), 4), 5), 11)

Total	$433,297,870	$308,540	$13,072	$433,619,482	Total

Current liabilities	$54,629,962	$569,672	$—	$55,199,634	Current liabilities	7), 8)
Noncurrent liabilities	9,841,896	2,894,615	108,058	12,844,569	Noncurrent liabilities	4), 6), 7), 8), 9)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	64,566,844	3,464,287	13,072	68,044,203	Total liabilities

(Continued)

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	The Regulations
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Common stock	$77,574,465	$—	$—	$77,574,465	Common stock
Additional paid-in capital	169,536,289	20,621,248	—	190,157,537	Additional paid-in capital	6), 10)
Retained earnings	115,866,869	(18,052,348)	—	97,814,521	Retained earnings	3), 5), 6), 7), 8), 9), 10)
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3), 9)

Total stockholders’ equity	368,731,026	(3,155,747)	—	365,575,279	Total shareholders’ equity

Total	$433,297,870	$308,540	$13,072	$433,619,482	Total

(Concluded)

2)	Reconciliation of balance sheet as of December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	The Regulations
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$89,172,217	$—	$(79,758)	$89,092,459	Current assets	4), 11)
Investments accounted for using equity method	11,210,921	(16,872)	—	11,194,049	Investments accounted for using equity method	9), 10)
Financial assets carried at cost	2,242,665	—	—	2,242,665	Financial assets carried at cost
Available-for-sale financial assets	3,163,465	—	—	3,163,465	Available-for-sale financial assets
Held-to-maturity financial assets	11,796,144	—	—	11,796,144	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		11)
Property, plant and equipment	297,847,309	—	(6,223,509)	291,623,800	Property, plant and equipment	1), 2), 11)
	—	—	7,099,444	7,099,444	Investment properties	1)
Intangible assets	5,469,109	—	—	5,469,109	Intangible assets
Other assets	7,281,786	715,283	203,953	8,201,022	Other noncurrent assets	1), 2), 4), 5), 11)

Total	$429,183,616	$698,411	$130	$429,882,157	Total

Current liabilities	$52,995,619	$64,503	$—	$53,060,122	Current liabilities	7), 8)
Noncurrent liabilities	10,650,617	3,189,615	95,116	13,935,348	Noncurrent liabilities	4), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	63,741,222	3,254,118	130	66,995,470	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,544,058	20,618,372	—	190,162,430	Additional paid-in capital	6), 9), 10)
Retained earnings	113,408,979	(18,420,248)	—	94,988,731	Retained earnings	3), 5), 6), 7), 8), 9), 10)
Other adjustments	4,914,892	(4,753,831)	—	161,061	Other adjustments	3), 6), 9)

Total stockholders’ equity	365,442,394	(2,555,707)	—	362,886,687	Total shareholders’ equity

Total	$429,183,616	$698,411	$130	$429,882,157	Total

3)	Reconciliation of statement of comprehensive income for the year ended December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	The Regulations
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$190,950,795	$591,891	$—	$191,542,686	Revenues	7), 8)
Operating costs	(109,293,971)	(29,278)	(8,377,062)	(117,700,311)	Operating costs	7), 12)

Gross profits	81,656,824	562,613	(8,377,062)	73,842,375	Gross profit
Operating expenses	(35,556,459)	78,228	8,377,062	(27,101,169)	Operating expenses	6), 7), 12)
	—	—	(1,248,290)	(1,248,290)	Other income and expense	12)

Income from operations	46,100,365	640,841	(1,248,290)	45,492,916	Income from operations
Non-operating income and losses	1,274,558	344,888	1,248,441	2,867,887	Non-operating income and expenses	3), 9), 10), 12)

Income before income tax	47,374,923	985,729	151	48,360,803	Income before income tax
Income tax expense	(7,470,949)	(109,977)	(151)	(7,581,077)	Income tax expenses	5), 12)

Consolidated net income	$39,903,974	$875,752	$—	40,779,726	Net income

				(51,108)	Exchange differences arising from the translation of the foreign operations
				170,964	Unrealized gain on available-for-sale financial assets
				(1,469,359)	Actuarial gain and loss arising from defined benefit plan income tax relating to components of other comprehensive income
				(11,635)	Share of other comprehensive income of subsidiaries, associates and jointly controlled entities accounted for using equity method
				249,791	Income tax relating to components of other comprehensive income

				(1,111,347)	Total other comprehensive income

				$39,668,379	Total comprehensive income

c.	Explanation for the adjustments of the Regulations transition:

1)	Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets - idle assets; after transitions to the Regulations, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On January 1, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $7,904,416 thousand, and other assets - idle assets of $463,417 thousand, to investment properties. The total amount of reclassification was $8,367,833 thousand.

On December 31, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $6,640,342 thousand, and other assets - idle assets of $459,102 thousand, to investment properties. The total amount of reclassification was $7,099,444 thousand.

2)	Classification of idle assets

Under ROC GAAP, idle assets were classified as other assets; after the transition to the Regulations, idle assets were reclassified to property, plant and equipment based on the nature of these assets.

Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $415,479 thousand as of January 1 and December 31, 2012, respectively.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption. The management measured land (classified as property, plant and equipment and investment properties under IFRSs) at its revalued amount, which was the carrying value under ROC GAAP, as deemed costs. As such, on January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings at the amount of $5,762,753 thousand. This reclassification did not affect total equity amount. The unrealized revaluation increment costs reclassified to retained earnings decreased by $350 thousand, due to the partial disposal on revalued land; and decreased by $2,054 thousand due to impairment loss for the year ended December 31, 2012. As a result, the revaluation increment was $5,760,349 thousand as of December 31, 2012. Gain on disposal decreased by $350 thousand, and impairment loss increased by $2,054 thousand for the year ended December 31, 2012.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under the Regulations, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under the Regulations, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under the Regulations.

Based on the previous Regulations, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under the Regulations, if the Company elects to apply the exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $51,846 thousand and $79,758 thousand as of January 1 and December 31, 2012, respectively. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $13,072 thousand and $130 thousand, respectively; reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under the Regulations.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to the Regulations are as follows: Deferred income tax assets increased by $575,469 thousand and $715,283 thousand as of January 1 and December 31, 2012, respectively (including the tax adjustments arising from the actuarial loss on defined benefit plan of $249,791 thousand as of December 31, 2012); retained earnings increased by $575,469 thousand and $715,283 thousand as of January 1 and December 31, 2012, respectively. For the year ended December 31, 2012, due to the adjustment of deferred income tax assets, income tax expense increased by $109,977 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to the Regulations, transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. However, under the “Regulations”, the Company elected to recognize pension gains arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

As a result of the aforementioned adjustments, other liabilities increased by $1,492,962 thousand and $2,016,814 thousand as of January 1 and December 31, 2012, respectively; retained earnings decreased by $1,492,962 thousand and $2,964,198 thousand as of January 1 and December 31, 2012, respectively; unrecognized net losses of pension decreased by nil and $947,384 thousand as of January 1 and December 31, 2012, respectively. For the year ended December 31, 2012, pension cost was increased by $1,877 thousand which increased in operating expenses and loss of other comprehensive income-actuarial benefits plan was of $1,469,359 thousand.

In addition, prior to the Company’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to the Regulations.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance regarding award credits. After the transition to the Regulations, the Company applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. Such guidance replaced the Company’s accounting policy that the Company used to accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $70,036 thousand and $120,863 thousand as of January 1 and December 31, 2012, respectively; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $24,242 thousand and $72,059 thousand as of January 1 and December 31, 2012, respectively; retained earnings increased by $45,794 thousand and $48,804 thousand as of January 1 and December 31, 2012, respectively. The revenue decreased by $47,817 thousand, the marketing expenses decreased by $80,105 thousand and the operating cost increased by $29,278 thousand for the year ended December 31, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to privatization, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, the Company recorded revenue from providing fixed line connection service upon the receipt of connection fees. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

The Company retrospectively adjusted the deferred income of $1,925,816 thousand and $1,286,108 thousand as of January 1 and December 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($639,708 thousand was classified as other current liabilities; $1,286,108 thousand was classified as noncurrent liabilities - deferred revenue as of January 1, 2012. $185,366 thousand was classified as other current liabilities; $1,100,742 thousand was classified as noncurrent liabilities - deferred revenue as of December 31, 2012). For the year ended December 31, 2012, revenue from providing fixed line connection service increased by $639,708 thousand.

9)	Equity method investments

Subsidiaries, associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to the Regulations, the main adjustment includes employee benefit, recognition of construction contract revenue, share-based payments and the related effects of tax adjustment, etc. As a result, long-term investments decreased by $266,929 thousand and $16,603 thousand as of January 1 and December 31, 2012, respectively; additional paid-in capital decreased by nil and $1,371 thousand as of January 1 and December 31, 2012, respectively; retained earnings decreased by $396,338 thousand and $74,366 thousand as of January 1 and December 31, 2012, respectively; unrecognized net loss of pension decreased by $38,106 thousand and $59,134 thousand as of January 1 and December 31, 2012, respectively; other liabilities increased by $91,303 thousand and nil as of January 1 and December 31, 2012, respectively. Share of the profit of subsidiaries, associates and jointly controlled entities that accounted for using equity method increased by $254,753 thousand and share of other comprehensive income of subsidiaries, associates and jointly controlled entities accounted for using equity method increased by $67,219 thousand; gain on disposal of property, plant and equipment increased by $91,303 for the year ended December 31, 2012.

10)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe to the new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to SFAS No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under the Regulations, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the Taiwan-IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under Taiwan-IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $26,830 thousand to retained earnings as of January 1, 2012. The Company decreased such paid-in capital by $1,505 thousand, increased retained earnings by $1,236 thousand and decreased long-term investment by $269 thousand as of December 31, 2012. Gains on disposal of financial instruments increased by $1,236 thousand for the year ended December 31, 2012.

11)	Presentation of balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, the Company and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, the Company will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under the Regulations, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under the Regulations, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $40,450,000 thousand and $21,750,000 thousand as of January 1 and December 31, 2012, respectively. In order to conform to the presentation of the financial statements under the Regulations, such amounts were reclassified from cash to other monetary assets - current.

c)	Assets held of disposal

The property, plant and equipment classified as assets expected for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under the Regulations. Assets held for disposal were reclassified as property, plant and equipment of $21,880 and $1,354 thousand as of January 1 and December 31, 2012, respectively.

12)	Presentation of statements of comprehensive income

After the transition to the Regulations, the statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under the Regulations.

13)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2013

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Limits on					Ratio of
				Endorsement/					Accumulated
				Guarantee					Endorsement/
				Amount				Amount of	Guarantee
		Guaranteed Party		Provided				Endorsement/	to Net Equity	Maximum
No.	Endorsement/ Guarantee Provider	Name	Nature of Relationship (Note 2)	to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Guarantee Collateralized by Properties	Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable	Notes

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,602,898	$1,350,000	$1,341,225	$42,585	$—	0.37	$14,411,593	Notes 3 and 4

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,674,330	3,300,000	3,300,000	1,650,000	3,300,000	0.92	3,674,330	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.
Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total stockholders’ equity of the latest financial statements of the Company.
Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	16,200	162,000	17	—	—
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	168,605	4	—	—
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	4,275	42,750	8	—	—
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,886,662	5	2,886,662	Note 2

		Bond
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,996	—	50,103	Note 3
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,167	—	150,308	Note 3
		NAN YA Company 1st Unsecured Corporate Bond-s Issue in 2009	—	Held-to-maturity financial assets	—	100,120	—	100,205	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	25,046	—	25,198	Note 3
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,079	—	100,792	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,474	—	151,334	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,950	—	100,889	Note 3
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,176	—	50,408	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,141	—	100,474	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	300,840	—	301,424	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2013				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value

		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	$299,834	—	$301,143	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,535	—	100,381	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,236	—	200,829	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,941	—	100,414	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,881	—	200,829	Note 3
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,857	—	200,218	Note 3
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,852	—	199,273	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	87,776	—	88,246	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,139	—	50,426	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,166	—	50,426	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	125,224	—	126,088	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,355	—	201,102	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,124	—	100,552	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,708	—	301,242	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,008	—	100,084	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	150,065	—	150,126	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	100,031	—	100,084	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,868	—	302,112	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,864	—	150,842	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,792	—	201,216	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	204,956	—	205,434	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	—	Held-to-maturity financial assets	—	102,430	—	102,716	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,200	—	201,458	Note 3

(Continued)

					December 31, 2013
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value	Note

		Chinese Petroleum Corporation 2nd Unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	$199,853	—	$200,573	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	304,653	—	306,646	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	202,640	—	204,432	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	301,417	—	300,756	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,246	—	100,252	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	201,782	—	201,782	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	302,925	—	302,672	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	205,931	—	207,425	Note 3
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	206,785	—	205,952	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	20,039	—	20,064	Note 3
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	100,085	—	100,322	Note 3
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,048	—	50,303	Note 3
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	174,830	—	176,066	Note 3
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,108	—	50,297	Note 3
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,070	—	100,733	Note 3
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,495	—	201,742	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,975	—	100,916	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,951	—	201,834	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,229	—	302,750	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,974	—	39,733	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,934	—	99,332	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-2A Issue in 2012	—	Held-to-maturity financial assets	—	99,931	—	99,960	Note 3
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,845	Note 3
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	49,992	—	50,144	Note 3

(Continued)

					December 31, 2013
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)		Percentage of Ownership	Fair Value		Note

		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		$49,992	—		$50,144	Note 3
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—		150,328	—		150,433	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—		201,030	—		201,539	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		100,061	—		100,059	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		150,045	—		150,088	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		100,061	—		100,059	Note 3
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,810	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—		100,392	—		101,941	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—		301,260	—		305,823	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—		300,000	—		299,836	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		200,676	—		201,265	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		100,269	—		100,633	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		301,425	—		301,898	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—		200,584	—		201,900	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 3
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—		150,000	—		149,997	Note 3

1	Senao International Co.,	Stocks
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200		12,000	9		—	—

2	CHIEF Telecom Inc.	Stocks
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374		3,450	10		—
		21 Vianet Group. Inc.	—	Available-for-sale financial assets	35		24,267	—		24,267	Note 2
						(US$	814)		(US$	814)

(Continued)

					December 31, 2013
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value	Note

14	Chunghwa Investment Co.,	Stocks

		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	$73,964	11	$—	—
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	1,203	2,641	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,875	14,250	3	—	—
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	2,445	4,867	1	—	—
		A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	—	—
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	4,070	8	—	—
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	666	7,326	1	—	—
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	630	1	—	—
		Mediapro Technology Ltd.	—	Financial assets carried at cost - noncurrent	55	230	—	—	—
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	1,350	16,200	2	16,200	—
		Procrystal Technology Co., Ltd.	—	Available-for-sale financial assets - noncurrent	405	98,351	2	98,351	Note 2
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	44,969	3	44,969	Note 2

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment; otherwise, showing at their original cost or on amortized cost deducted the accumulated impairment.
Note 2:	Market value was based on the closing price on December 31, 2013.
Note 3:	Market value was based on the average trading price on December 31, 2013.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stock
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	305,090	$1,168,032 (Note 3)	97,500	$371,935	—	$—	$—	$—	402,590	$1,540,147 (Note 3)

		Beneficiary certificates (mutual fund)
		PIMCO GIS plc Global Investment Grade Credit Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	1,071	456,118	597	295,890	1,668	797,099	752,008	45,091	—	—
		PIMCO GIS plc Total Return Bond Class H Institutional (Acc)	Available-for-sale financial assets	—	—	770	534,453	—	—	770	579,586	534,453	45,133	—	—
		Janus Flexible Income Bond Fund	Available-for-sale financial assets	—	—	671	230,472	318	116,280	989	372,472	346,752	25,720	—	—
		PIMCO GIS Diversified Income Fund Class H Institutional (Acc)	Available-for-sale financial assets	—	—	984	347,452	1,443	618,189	2,427	984,598	965,641	18,957	—	—
		Fidelity Funds - US Dollar Bond Fund (Y-ACC-USD)	Available-for-sale financial assets	—	—	778	297,283	—	—	778	314,074	297,283	16,791	—	—
		Eastpring Investments - US Corporation Bond Fund	Available-for-sale financial assets	—	—	433	149,190	426	145,298	859	303,961	294,488	9,473	—	—

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		600,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		700,000 (Note 2)	—		—	—	350,000 (Note 2)	350,000 (Note 2)	—	—		350,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—		350,000 (Note 2)	—		—	—	350,000 (Note 2)	350,000 (Note 2)	—	—		—
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2010	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stock
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	33,475	(US$	988,597 33,475)	25,700	(US$	761,623 25,700)	—	—	—	—	59,175	(US$	1,750,220 59,175)

22	Senao International (Samoa) Holding Ltd.	Stock
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	32,760	(US$	966,186 32,760)	25,680	( US$	761,035 25,680)	—	—	—	—	58,440	(US$	1,727,221 58,440)

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	338,793 11,500)	—	(US$	370,735 12,500)	—	—	—	—	—	(US$	709,528 24,000)

(Continued)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)
		Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	(US$	297,726 10,000)	—	(US$	355,329 12,000)	—	—	—	—	—	(US$	653,055 22,000)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of entities accounted for using equity method and exchange differences arising from the translation of the foreign operations adjustments.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$361,000	—	30 days	$—	—	$35,389	—
				Purchase	12,394,511	11	30-90 days			(1,402,499)	(9)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	885,385	1	30 days	—	—	(697,538)	—
		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	409,856	—	30 days	—	—	(50,065)	—
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	369,340	—	90 days	—	—	(79,043)	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	541,058	—	30-90 days	—	—	(334,402)	(2)
		CHIEF Telecom Inc.	Subsidiary	Purchase	254,306	—	60 days	—	—	33,787	—
				Sales	317,519	—	30 days	—	—	(44,469)	—
		Donghwa Telecom Co., Ltd.	Subsidiary	Sales	143,465	—	30 days	—	—	41,374	—
		Chunghwa Sochamp Technology Inc.	Subsidiary	Purchase	161,114	—	30 days	—	—	(151,660)	(1)
		So-net Entertainment Taiwan	Equity-method investee	Sales	278,863	—	60 days	—	—	19,683	—
		Honghwa Human Resources Co., Ltd.	Subsidiary	Purchase	562,320	—	30 days	—	—	(195,319)	(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	12,416,976	29	30-90 days	—	—	1,430,026	67
				Purchase	213,131	1	30 days	—	—	(27,499)	(1)
		Alliance Digital Tech Co., Ltd.	Equity-method investee	Purchase	317,662	1	30 days	—	—	(30,468)	(2)

2	CHIEF Telcom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	317,356	22	30 days	—	—	44,469	32

(Continued)

				Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)	% to Total
				Purchase	254,306	23	60 days	—	—	(33,787)	(39)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,448,695	81	30 days	—	—	697,538	96

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	396,340	2	90 days	—	—	79,043	66

6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	$143,465	—	30 days	$—	—	$(41,374)	(70)

33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	204,476	—	30 days	—	—	161,377	86

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	622,358	—	30 days	—	—	195,319	100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL (EXCEPT INFORMATION ON INVESTMENT IN MAINLAND CHINA)

DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$488,533	14.68	$—	—	$488,515	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	2,042,565	9.01	—	—	1,377,853	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	697,538	3.08	—	—	570,082	—

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	110,581	7.77	—	—	92,178	—

33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	Parent company	161,377	3.45	—	—	73,729	—

36	Honghwa Human Resources Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	195,319	5.28	—	—	137,297	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCEPT INFORMATION ON INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,770,346	$1,429,968	$392,185	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,802,394	16,932	17,084	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,195,518	402,590	100	1,540,147	(32,370)	(32,370)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	719,695	105,232	105,232	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	712,963	60,373	56,950	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	621,027	173,107	122,631	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	759,709	68,085	89	491,879	(20,261)	(18,149)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	348,089	215,020	1	100	264,015	(34,433)	(34,368)	Subsidiary
		Honghwa Human Resources Co., Ltd.	Taiwan	Human resources service	180,000	—	18,000	100	191,428	11,428	11,428	Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	179,816	17,314	17,314	Subsidiary
		Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	126,748	64,835	37,353	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	115,051	13,273	15,528	Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	103,027	73,157	—	100	85,224	420	420	Subsidiary
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	50,336	8,802	5,787	Subsidiary
		Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	25,184	3,761	3,761	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	14,319	(10,466)	(3,095)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Note 3)
		International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	292,239	48,822	20,344	Associate
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	278,044	45,535	13,667	Associate
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	214,201	947,038	306,554	Associate
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	158,218	235,117	67,766	Associate
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	60,008	9,429	30	92,325	3,826	1,173	Associate
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	2,879	33	74,838	22,272	7,243	Associate
		Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	—	3,000	19	28,757	(6,464)	(1,243)	Associate
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	48,113	64,500	452	13	1,838	(19,888)	(4,292)	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Huada Digital Corporation	Taiwan	Providing software service	$250,000	$250,000	25,000	50	$227,504	$(27,609)	$(13,805)	Jointly controlled entity
1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	206,190	16,579	34	642,671	421,792	172,102	Associate
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	1,750,220	988,597	59,175	100	840,520	(500,125)	(502,006)	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,545	(124)	(124)	Subsidiary
		Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	19,739	5,111	5,111	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,613	(536)	(536)	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	1,000	—	100	9,751	(161)	(161)	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	2,793,667	2,793,667	83,290	100	2,707,242	50,556	34,316	Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	519,839	275,760	105,148	Associate

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,936	51	159,159	55,951	28,696	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	16,669	(2,870)	(2,870)	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	29,719	173,107	6,289	Associate

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2013			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2013	December 31, 2012	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	47,793	1,429,968	4,353	Associate

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	12,569	1,770	1,770	Subsidiary
		CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	—	600	100	1,742	42	42	Subsidiary
		Chunghwa Precision Test Tech. International Co., Ltd.	Samoa Islands	Wholesale electronic materials, electronic materials and general retail investment industry	2,957	—	100	100	2,981	—	—	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	International investment	1,727,221	966,186	58,440	100	813,367	(505,074)	(505,074)	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	28,018	11,236	5,016	Associate

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	9,496	(2,848)	(2,848)	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	348,088	215,019	1	100	264,056	(34,432)	(34,432)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2013.
Note 4:	Investment in mainland China is included in Table 7.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2013

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2013	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2013	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2013	Accumulated Inward Remittance of Earnings as of December 31, 2013	Note
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(536)	100	$(536)	$19,613	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(5,747)	49	(2,816)	6,255	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	709,528	2	338,793	370,735	—	709,528	(236,391)	100	(236,391)	333,213	—

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	635,055	2	297,726	355,329	—	635,055	(202,899)	100	(202,899)	291,442	—

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	87,540	2	57,860	29,680	—	87,540	(5,994)	100	(5,994)	80,309	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(59,633)	100	(59,633)	103,762	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(27,819)	100	(27,819)	100,738	—

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	28,912	113,145	—	142,057	(5,104)	75	(3,828)	137,268	—

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	8,931	19,924	—	28,855	(5,461)	51	(2,785)	26,050	—

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2013	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$419,686

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	476,101

Senao International Trading Co., Ltd. (Note 5)	1,713,859	2,431,971	—

Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	219,206,493

Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	142,057	142,057	219,206,493

Hua-Xiong Information Technology Co., Ltd. (Note 6)	28,855	44,653	219,206,493

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Senao is not subjective to the limited amount due to the Operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)